

03054229

SO 3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-25188

SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BERLIND SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NORTH BROADWAY
(No. and Street)

WHITE PLAINS (City) NEW YORK (State) 10601 (Zip Code)

PROCESSED APR 15 2003 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HARVEY SILVESTER (914) 761-6665
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARDINO TOCCI & GOLDSTEIN LLP
(Name — if individual, state last, first, middle name)

122 EAST 42nd STREET, SUITE 1518 (Address) NEW YORK (City) NEW YORK (State) 10168 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/18

OATH OR AFFIRMATION

I, HARVEY SILVESTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERLIND SECURITIES INC., as of DECEMBER 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

PETER L. LEVINSON
Notary Public, State of New York
No. 01LE4859609
Qualified in Westchester County
Commission Expires May 19/03

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]
4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER: BERLIND SECURITIES INC. [13]

SEC. FILE NO.: 8-25188 [14]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

FIRM ID NO.: 13-3036764 [15]

ONE NORTH BROADWAY [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/02 [24]

AND ENDING (MM/DD/YY): 12/31/02 [25]

WHITE PLAINS [21] NY [22] 10601 [23]
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

HARVEY SILVESTER [30] (914)761-6665 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT		OFFICIAL USE	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [40] NO [✓ 41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [✓ 42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27TH day of FEBRUARY 20 03

Manual Signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

NYSE

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER				
BERLIND SECURITIES INC.	N	3		

[100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/02 [99]

SEC FILE NO. 8-25188 [98]

Consolidated [198]

Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 5,420 [200]		$ 5,420 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	252,801 [424]		
E. Spot commodities	[430]		252,801 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreemennts, at cost-net of accumulated depreciation and amortization.	[490]	[680]	[920]
11. Other assets	[535]	360,723 [735]	360,723 [930]
12. Total Assets	$ 258,221 [540]	$ 360,723 [740]	$ 618,944 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

BERLIND SECURITIES INC. as of 12/31/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value:		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	13,774 [1205]	[1385]	13,774 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 13,774 [1230]	$ [1450]	$ 13,774 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners)	$ [1020]	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		200 [1792]
C. Additional paid-in capital		62,300 [1793]
D. Retained earnings		542,670 [1794]
E. Total		605,170 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 605,170 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 618,944 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
BERLIND SECURITIES INC. as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 605,170	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			605,170	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 605,170	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 360,723	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(360,723)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 244,447	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options	5,056	3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	(5,056)	3740
10. Net Capital			$ 239,391	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

BERLIND SECURITIES INC. as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Item				Amount	Code
11. Minimum net capital required (6-2/3% of line 19)			$	918	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	100,000	3760
14. Excess net capital (line 10 less 13)			$	139,391	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	238,014	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item				Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition			$	13,774	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	13,774	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	6	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item		Amount	Code
22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

BERLIND SECURITIES INC.

For the period (MMDDYY) from **01/01/02** [3932] to **12/31/02** [3933]

Number of months included in this statement **12** [3931]

REVENUE — **STATEMENT OF INCOME (LOSS)**

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 171,822	3935
b. Commissions on listed option transactions		24,546	3938
c. All other securities commissions		49,092	3939
d. Total securities commissions		245,460	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profits (losses) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		11,014	3995
9. Total revenue		$ 256,474	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		48,429	4120
11. Other employee compensation and benefits		91,370	4115
12. Commissions paid to other brokers-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		1,552	4195
15. Other expenses		157,628	4100
16. Total expenses		$ 298,979	4200

NET INCOME

Item		Amount	Code
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (42,505)	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (42,505)	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal Income taxes and extraordinary items	(3,542)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

BERLIND SECURITIES INC.

For the period (MMDDYY) from **01/01/02** to **12/31/02**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item			Amount	Code
1. Balance, beginning of period			$ 647,675	4240
A. Net income (loss)			(42,505)	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ 605,170	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

BERLIND SECURITIES INC. as of 12/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) - $2,500 capital category as per Rule 15c3-1			4550
B. (k) (2) (A) - "Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k) (2) (B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm WEXFORD CLEARING SERVICE CORP	4335	X	4570
D. (k) (3)-Exempted by order of the Commission			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

OMB APPROVAL
OMB # 3235-0123
Expires May 31, 1987

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FOCUS REPORT
FORM X-17A-5
SCHEDULE I

(To be filed annually as of the end of calendar year)

Contents

Schedule I — **INFORMATION REQUIRED OF ALL BROKERS AND DEALERS PURSUANT TO RULE 17a-5**

* * * * *

BERLIND SECURITIES INC.
Name of Respondent

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2002 [8004]
or if less than 12 months

Report for the period beginning 1/1/02 [8005] (MM DD YY) and ending 12/31/02 [8006] (MM DD YY)

SEC FILE NUMBER: 8-25188 [8011]

1. NAME OF BROKER DEALER

BERLIND SECURITIES INC. [8020] N 9

OFFICIAL USE ONLY [8021]

Firm No   M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

NAME :			OFFICIAL USE ONLY	
NAME :		8053		8057
NAME :		8054		8058
NAME :		8055		8059
NAME :		8056		8060

Item	Code	Box
3. Respondent conducts a securities business exclusively with registered broker-dealers: (enter applicable code: 1=Yes 2=No)	2	8073
4. Respondent is registered as a specialist on a national securities exchange: (enter applicable code: 1=Yes 2=No)	2	8074
5. Respondent makes markets in the following securities:		
(a) equity securities .... (enter applicable code: 1=Yes 2=No)	2	8075
(b) municipals .... (enter applicable code: 1=Yes 2=No)	2	8076
(c) other debt instruments .... (enter applicable code: 1=Yes 2=No)	2	8077
6. Respondent is registered solely as a municipal bond dealer: (enter applicable code: 1=Yes 2=No)	2	8078
7. Respondent is an insurance company or an affiliate of an insurance company: (enter applicable code: 1=Yes 2=No)	2	8079
8. Respondent carries its own public customer accounts: (enter applicable code: 1=Yes 2=No)	2	8084
9. Respondent's total number of public customer accounts: (carrying firms filing X-17A-5 Part II only)		
(a) Public customer accounts		8080
(b) Omnibus accounts		8081
10. Respondent clears its public customer and/or proprietary accounts: (enter applicable code: 1=Yes 2=No)	2	8085

NYSE

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

Item	Value	Code
(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing	1	8089
(e) Other		8090

If Other please describe:

Item	Value	Code
(f) Not applicable		8091

12.(a) Respondent maintains membership(s) on national securities exchanges(s):

Item	Value	Code
(enter applicable code 1=Yes 2=No)	2	8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

Item	Value	Code
(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

Item	Value	Code
(a) Number of full-time employees	4	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	3	8102

Item	Value	Code
14. Number of NASDAQ stocks respondent makes market		8103
15. Total number of underwriting syndicates repondent was a member		8104

Carrying or clearing firms filing X-17A Part II)

Item	Value	Code
16. Number of respondent's public customer transactions: Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange		8107
(b) equity securities transactions effected other than on a national securities exchange		8108
(c) commodity, bond, option and other transactions effected on or off a national securities exchange		8109

FOCUS REPORT
Schedule I
page 3

Item	Value	Code
17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code 1=Yes 2=No)	1	8111
18. Number of branch offices operated by respondent		8112
19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with , a U.S. bank (enter applicable code 1=Yes 2=No)	2	8130
(b) Name of parent or affiliate		8131
(c) Type of institution		8132
20. Respondent is an affiliate or subsidary of a foreign broker-dealer or bank (enter applicable code 1=Yes 2=No)	2	8113
21. (a) Respondent is a subsidary of a registered broker-dealer (enter applicable code 1=Yes 2=No)	2	8114
(b) Name of parent		8116
22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code 1=Yes 2=No)	1	8115
23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code 1=Yes 2=No)*	2	8117
24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	$	8118

***Required in any Schedule I filed for the calendar year 1978 and succeeding years**

N.A.S.D. Miscellaneous Information

Annual Municipal Income	0 [8151]

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)

Financial Statements and Supplementary Information Year Ended December 31, 2002

With Independent Auditors' Report

BERLIND SECURITIES, INC.

(A Wholly Owned Subsidiary of Berlind Group, Inc.)

Year Ended December 31, 2002

TABLE OF CONTENTS



TOCCI & GOLDSTEIN LLP
Certified Public Accountants and Business Advisors

Chanin Building
122 East 42nd Street, Suite 1518
New York, New York 10168
212 682 1414; 212 294 6100
Fax 212 599 4278

To the Board of Directors and Stockholders of
Berlind Securities, Inc.:

We have audited the accompanying statement of financial condition of Berlind Securities, Inc. (a wholly owned subsidiary of Berlind Group, Inc.) as of December 31, 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berlind Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tocci Goldstein LLP

New York, New York
February 21, 2003

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Statement of Financial Condition
December 31, 2002

Assets

Cash	$ 5,420
Due from clearing broker (Note 3)	252,801
Sublease receivable (Note 4)	9,147
Prepaid expenses	1,769
Deferred tax asset	20,870
Advances to Berlind Group, Inc. (Note 5)	327,107
Security deposit	1,830
Total assets	$ 618,944

Liabilities and Stockholders' Equity

Accrued expenses	$ 8,905
Payroll taxes payable	3,435
Corporation taxes payable	1,434
Total liabilities	13,774

Stockholders' Equity

Common stock, $2.00 par value, 100 shares authorized, 100 shares issued and outstanding.	200
Additional paid-in-capital	62,300
Retained earnings	542,670
Total stockholders' equity	605,170
Total liabilities and stockholders' equity	$ 618,944

The accompanying notes are integral part of these financial statements

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Statement of Income
For The Year Ended December 31, 2002

Revenues:	
Commission income	$ 245,460
Sublease income (Note 4)	6,000
Other income	5,014
Total revenues	256,474
Expenses:	
Auto expense	8,614
Employee benefits	32,601
Equipment rental	36,098
Filing fees	1,552
Insurance	1,125
Legal and accounting	17,746
Occupancy costs (Note 4)	33,210
Office expense	6,205
Office supplies	4,571
Other expense	1,750
Salaries and wages	95,756
Payroll taxes	11,442
Postage	1,811
Printing	361
Training and seminar registration	1,934
Telephone	35,153
Travel and entertainment	16,489
Total expenses	306,418
Loss before income taxes	(49,944)
Provision for income tax benefit (Note 6)	7,439
Net Loss	$ (42,505)

The accompanying notes are integral part of these financial statements

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2002

	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2002	100	$200	$62,300	$585,175	$647.675
Net Loss	--	--	--	(42,505)	(42,505)
Balance at December 31, 2002	100	$200	$62,300	$542,670	$605,170

The accompanying notes are integral part of these financial statements

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Statement of Cash Flows
For The Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (42,505)
Adjustments to reconcile net loss to net cash provided by operating activities	
(Increase) decrease in operating assets:	
Due from clearing broker	79,328
Commissions receivable	2,910
Sublease receivable	(9,147)
Advance to Berlind Group	(24,420)
Prepaid expense	(1,534)
Deferred taxes asset	(9,249)
Increase (decrease) in operating liabilities:	
Accrued expenses	(79)
Payroll taxes	(1,446)
Corporation taxes payable	1,334
Net cash provided by operating activities	4,808
Net decrease in cash	(4,808)
Cash at beginning of year	10,228
Cash at end of year	$ 5,420
Supplemental disclosure of cash flow information:	
Income taxes payments (paid to parent)	$ 0

The accompanying notes are integral part of these financial statements

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Notes to Financial Statements
December 31, 2002

Note 1 - Nature of Business

The Company is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The company's principal line of business is conducting securities transactions for its customers. The company clears its securities on a fully disclosed basis with another broker-dealer and, accordingly, is exempt from the provisions of SEC rule 15c3-3, and is not responsible for compliance with section 4(c) of Regulation T of the Federal Reserve System. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2002. The Company is a New York Corporation that is a wholly owned subsidiary of Berlind Group, Inc. (Parent).

Note 2 - Summary of Significant Accounting Policies

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related commission income are recorded on a trade date basis.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The Company accounts for income taxes in accordance with statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Tax." This standard requires the use of liability method of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income that is taxable for federal and state income tax reporting purpose.

Compensated Absences

The Company has not accrued compensated absences since the amount is determined to be immaterial.

Note 3 - Concentrations of Credit Risk

The Company is engaged in conducting securities transactions for its customers in which counterparties include a broker-dealer. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 4 - Lease Commitments

The Company has one non-cancelable operating lease for its business equipment that expires at July 31, 2003. During October 2002, the Company renegotiated a new five-year, non-cancelable lease for its office facilities. The new lease calls for monthly payments of $3,553 and expires on September 30, 2007. For the year ended December 31, 2002, equipment rental and office occupancy aggregated $36,098 and $33, 210, respectively.

During October 2002, the Company subleased a portion of its office space on a month-to-month tenancy basis for $2,000 per month. Sublease income amounted to $6,000 during 2002.

Future minimum lease payments, by year and in the aggregate under noncancelable operating leases with initial or remaining terms of one year or more are as follows

Years Ending December 31,	Amounts
2003	$ 58,968
2004	42,629
2005	42,629
2006	42,629
2007	31,972
	$218,827

Note 5 - Advances to Berlind Group, Inc. - Related Party Transactions

In 1999 Berlind Group (parent) entered into a contract to sell their interest in a partnership and a related transaction to purchase common shares from certain shareholders. The purchase of shares required a payment of $205,500 payable $130,500 in cash and a note of $75,000.

In 2000 the Company paid on behalf of the parent the $130,500, $25,000 due on the note and related interest of $3,937 and corporation tax on the sale of the partnership interest in the amount of $103,469.

In 2001 the Company paid on behalf of the parent $25,000 due on the note and related interest of $2,438.

During 2002, the Company had transactions with its parent totaling $24,420 as follows:

Note payment	$25,000
Accrued interest payment	938
Refund of corporation taxes	(1,518)
Total payments	$24,420

Note 6 - Income Taxes

The income tax provision (benefit) consist of:

Current state tax expense:	$ 1,575
Deferred tax benefit:	
Federal	(5,797)
State	(3,217)
Total income tax benefit	$ (7,439)

As of December 31, 2002, the Company has net operating loss carry forwards available for income tax purposes of $90,981 that will expire on December 31, 2021.

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Notes to Financial Statements
December 31, 2002

Note 7 - Litigation

The Company is a defendant in a brokerage service contract lawsuit that asks for damages of $150,000. The case has been pending since 2002 and currently the parties are engaged in discovery to prepare for trial. The outcome is uncertain.

In accordance with Statement of Financial Accounting Standard No. 5, the amount of the loss, if any, that may be ultimately realized has not been reflected in the accompanying financial statements.

Note 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined in rule 15c3-1, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $239,391 which was $139,391 in excess of its required net capital of $100,000. The Company's net capital ratio was .058 to 1.

Supplementary Information

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Net Capital		
Stockholders' equity		$605,170
Deductions:		
Non-allowable assets:		
Advances to Berlind Group	$327,107	
Sublease receivable	9,147	
Prepaid expenses	1,769	
Deferred tax asset	20,870	
Security deposit	1,830	
		(360,723)
Net capital before haircuts on securities positions		244,447
Haircuts on securities:		
Other securities		(5,056)
Net capital		$239,391
Aggregate Indebtedness		
Accrued expenses	8,905	
Payroll taxes payable	3,435	
Corporation taxes payable	1,434	$ 13,774
Total aggregate indebtedness		$ 13,774
Computation of Basic Net Capital Requirement		
Minimum net capital required		$100,000
Excess net capital at 1,500 percent		$237,325
Excess net capital at 1,000 percent		$238,014
Ratio: aggregate indebtedness to net capital		.058 : 1

See independent auditors' report.

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Schedule II
Reconciliation of Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission to the
Corresponding Unaudited Form X-17A-5 Part IIA Filing

December 31, 2002

Net capital, as reported in the Company's unaudited Part IIA FOCUS Report		$249,338
Adjustments affecting Company's ownership equity – increase (decrease):		
Sublease receivable	6,000	
Prepaid taxes	(235)	
Deferred tax asset	9,249	
Accrued expenses	(5,466)	
Corporation tax	(1,334)	
		8,214
Adjustments affecting non-allowable assets – (increase) decrease:		
Sublease receivable	(9,147)	
Prepaid taxes	235	
Deferred tax asset	(9,249)	
		(18,161)
Net capital per Schedule I		$239,391

See independent auditors' report.



TOCCI & GOLDSTEIN LLP
Certified Public Accountants and Business Advisors

Chanin Building
122 East 42nd Street, Suite 1518
New York, New York 10168
212 682 1414; 212 294 6100
Fax 212 599 4278

CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON
INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Berlind Securities, Inc.
One North Broadway
White Plains, New York 10601

Gentlemen:

In planning and performing our audit of the financial statements of Berlind Securities, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Berlind Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13;(3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives, referred to in the second paragraph of this report, are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, The Securities and Exchange Commission and The New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,



New York, New York
February 21, 2003